WESTERN FOREST PRODUCTS INC.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

In accordance with section 11.3 of National Instrument 51-102 — Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the Annual Meeting of Shareholders of Western Forest Products Inc. (the “Corporation”) held on June 15, 2005 in Vancouver, British Columbia (the “Meeting”).

1. Fixing Number of Directors

A resolution fixing the number of directors of the Corporation for the ensuing year at seven was approved by shareholders. The vote was conducted by way of a show of hands.

2. Election of Directors

A resolution electing the following seven directors of the Corporation for a term expiring not later than the close of the Corporation’s next annual general meeting of shareholders was approved by shareholders by a vote by way of a show of hands:

James Arthurs	John Lacey

Lee Doney	John MacIntyre

Peter Gordon	John B. Newman

Reynold Hert

3. Appointment of Auditors

A resolution appointing KPMG LLP, Chartered Accountants, as auditors of the Corporation until the close of the Corporation’s next annual general meeting of shareholders was approved by shareholders. The vote was conducted by way of a show of hands.

4. Remuneration of Auditors

A resolution authorizing the Board of Directors to fix the remuneration to be paid to the auditors of the Corporation was approved by shareholders. The vote was conducted by way of a show of hands.

5. Amendment of By Law No 1

A resolution approving the amendment to Section 2.05 of By-Law No. 1 as set out in the Corporation’s management information circular was approved by shareholders. The vote was conducted by way of a show of hands.

For additional information, please see the Corporation’s management information circular dated May 9, 2005 filed in connection with the Meeting.

DATED at Vancouver, BC, as of June 15, 2005.

WESTERN FOREST PRODUCTS INC.

/ s / Paul Ireland
Paul Ireland

Chief Financial Officer & Corporate Secretary